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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                                  Radware Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                 Ordinary Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  M81873107001
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|   Rule 13d-1(b)

      |_|   Rule 13d-1(c)

      |X|   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                PAGE 1 OF 8 PAGES

----------------------------                          --------------------------
CUSIP No. M81873107001                 13G                 Page  2  of  8  Pages
----------------------------                          --------------------------

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           HarbourVest Partners, LLC
           I.R.S. No. 04-3335829
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |_|
                                                                        (b)  |_|
           N/A
--------------------------------------------------------------------------------
    3      SEC USE ONLY


--------------------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                       5     SOLE VOTING POWER
    Number of
      Shares                 623,613
                    ------------------------------------------------------------
   Beneficially        6     SHARED VOTING POWER
     Owned by
       Each                  -0-
                    ------------------------------------------------------------
    Reporting          7     SOLE DISPOSITIVE POWER
      Person
       With                  623,613
                    ------------------------------------------------------------
                       8     SHARED DISPOSITIVE POWER

                             -0-
--------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           623,613
--------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
--------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           3.6%
--------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON*

           IA
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                PAGE 2 OF 8 PAGES

----------------------------                          --------------------------
CUSIP No. M81873107001                 13G                 Page  3  of  8  Pages
----------------------------                          --------------------------

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           D. Brooks Zug
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |_|
                                                                        (b)  |_|
           N/A
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
--------------------------------------------------------------------------------
                       5     SOLE VOTING POWER
    Number of
      Shares                 -0-
                    ------------------------------------------------------------
   Beneficially        6     SHARED VOTING POWER
     Owned by
       Each                  623,613
                    ------------------------------------------------------------
    Reporting          7     SOLE DISPOSITIVE POWER
      Person
       With                  -0-
                    ------------------------------------------------------------
                       8     SHARED DISPOSITIVE POWER

                             623,613

--------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           623,613
--------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
--------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           3.6%
--------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                PAGE 3 OF 8 PAGES

----------------------------                          --------------------------
CUSIP No. M81873107001                 13G                 Page  4  of  8  Pages
----------------------------                          --------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Edward W. Kane
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |_|
                                                                        (b)  |_|
           N/A
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
--------------------------------------------------------------------------------
                       5     SOLE VOTING POWER
    Number of
      Shares                 -0-
                    ------------------------------------------------------------
   Beneficially        6     SHARED VOTING POWER
     Owned by
       Each                  623,613
                    ------------------------------------------------------------
    Reporting          7     SOLE DISPOSITIVE POWER
      Person
       With                  -0-
                    ------------------------------------------------------------
                       8     SHARED DISPOSITIVE POWER

                             623,613
--------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           623,613
--------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
--------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           3.6%
--------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                PAGE 4 OF 8 PAGES

         Item 1(a)    Name of Issuer:
                      Radware Ltd. ("Company")

         Item 1(b)    Address of Issuer's Principal Executive Offices:
                      Atidim Technological Park
                      Tel Aviv, 61131
                      Israel

         Item 2(a)    Name of Person Filing:
                      This filing is made on behalf of HarbourVest Partners, LLC ("HarbourVest"), Edward W. Kane ("Kane") and D. Brooks Zug ("Zug").

         Item 2(b)    Address of the Principal Offices:
                      The principal business office of each reporting person is One Financial Center 44th floor, Boston, Massachusetts 02111.

         Item 2(c)    Citizenship:
                      HarbourVest is organized and exists under the laws of the State of Delaware. Kane and Zug are United States citizens.

         Item 2(d)    Title of Class of Securities:
                      Ordinary Shares

         Item 2(e)    CUSIP Number:
                      M81873107001

         Item 3 If the Statement is being filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                      HarbourVest: (e) (X) Investment Adviser registered under
                                           ss.203 of the Investment Advisers Act
                                           of 1940.

                      Kane:        Not Applicable

                      Zug:         Not Applicable


                                PAGE 5 OF 8 PAGES

         Item 4       Ownership:

                      (a) Amount Beneficially Owned: HarbourVest has beneficial ownership of 623,613 Ordinary Shares. HarbourVest is the managing member of HIPEP III - Direct Associates L.L.C., which is the general partner of HarbourVest International Private Equity Partners III- Direct Fund L.P. ("Fund III"). Fund III is the record and ultimate owner of the foregoing securities. HarbourVest, in its capacity as managing member of the general partner of Fund III, has the sole power to vote and dispose of the securities held by Fund III. Messrs. Kane and Zug are Managing Members of HarbourVest. As such, they share the voting control of HarbourVest. While neither of them owns of record any shares of Radware Ltd., as the result of their positions, Kane and Zug may be deemed to be beneficial owners of and to have the power to exercise or to direct the exercise of voting and/or dispositive power with respect to the shares reported herein. Messrs. Kane and Zug disclaim beneficial ownership over any of the reported securities which they may be deemed to beneficially own.

                      (b)   Percent of Class: 3.6% of Ordinary Shares

                      (c)   Number of shares as to which such person has:

                            (i)   sole power to vote or to direct the vote:
                                  HarbourVest has sole power to vote or to direct the vote of 623,613 Ordinary shares.

                            (ii)  shared power to vote or to direct the vote:
                                  Kane and Zug share the power to vote 623,613
                                  Ordinary shares.

                            (iii) sole power to dispose or to direct the
                                  disposition of:
                                  HarbourVest has sole power to dispose or to direct the disposition of 623,613 Ordinary shares.

                            (iv) shared power to dispose or to direct the disposition of:
                                  Kane and Zug share the power to dispose of 623,613 Ordinary shares.

         Item 5       Ownership of Five Percent or Less of a Class:
                      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following X .

         Item 6       Ownership of More than Five Percent on Behalf of Another
                      Person:
                      See Item 4 above.

         Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
                      Not applicable.

         Item 8       Identification and Classification of Members of the Group:
                      Not applicable.

         Item 9       Notice of Dissolution of a Group:
                      Not applicable.

         Item 10      Certification:
                      By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                                PAGE 6 OF 8 PAGES

                                    SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2001                              HarbourVest Partners, LLC


                                                     By: /s/ Martha D. Vorlicek
                                                         -----------------------
                                                     Name: Martha D. Vorlicek
                                                     Title: Managing Director

Dated: February 8, 2001                              Edward W. Kane


                                                     By: /s/ Edward W. Kane
                                                         -----------------------
                                                     Name: Edward W. Kane

Dated: February 8, 2001                              D. Brooks Zug


                                                     By: /s/ D. Brooks Zug
                                                         -----------------------
                                                     Name: D. Brooks Zug

      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sec. 240.13d-7 for other parties for whom copies are to be sent.

      Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)


                                PAGE 7 OF 8 PAGES

EXHIBIT A

                             JOINT FILING AGREEMENT

      HarbourVest Partners, LLC, Edward W. Kane and D. Brooks Zug agree that the
Schedule 13G, to which this Agreement is attached, relating to the Common Stock of Radware Ltd., is filed on behalf of each of them.

Dated: February 8, 2001                              HarbourVest Partners, LLC


                                                     By: /s/ Martha D. Vorlicek
                                                         -----------------------
                                                     Name: Martha D. Vorlicek
                                                     Title: Managing Director

Dated: February 8, 2001                              Edward W. Kane


                                                     By: /s/ Edward W. Kane
                                                         -----------------------
                                                     Name: Edward W. Kane

Dated: February 8, 2001                              D. Brooks Zug


                                                     By: /s/ D. Brooks Zug
                                                         -----------------------
                                                     Name: D. Brooks Zug


                                PAGE 8 OF 8 PAGES